EXHIBIT 99

                          NBC CAPITAL CORPORATION

                           FOR IMMEDIATE RELEASE

DATE:     July 27, 1998

CONTACTS: NBC Capital Corporation
          L. F. Mallory, Jr. Chairman of the Board and
             Chief Executive Officer (601-324-4777)
          Richard Haston, Executive Vice President and
             Chief Financial Officer (601-324-4258)

          First National Corporation
          Robert Calvert, Chairman of the Board (601-494-7101)
          Pete Hodo, III, President (601-494-1411)



                          NBC CAPITAL CORPORATION
                          Starkville, Mississippi


                 FIRST NATIONAL CORPORATION OF WEST POINT
                          West Point, Mississippi

STARKVILLE - The Boards of Directors of NBC Capital Corporation and First National Corporation of West Point have jointly announced that they have reached an agreement to merge the two companies whereby NBC would acquire the assets and assume the liabilities of First National Bank of West Point and their affiliate, National Bank of the South, located in Tuscaloosa, Alabama. First National Bank of West Point is the state's oldest national bank having its charter dated in 1884.

NBC Capital Corporation, with approximately $660 million in assets currently operates 27 banking offices in East Mississippi and in Tuscaloosa, Alabama. First National Corporation has assets of $115 million and operates seven (7) banking offices in West Point, Mississippi and in Tuscaloosa, Alabama. The resulting entity will have assets in excess of $775 million.

Under the terms of the agreement, approximately $32.5 million of NBC common stock will be exchanged for the outstanding shares of First National. The transaction will be a tax free exchange and accounted for as a pooling of interest. The transaction, which is pending shareholder and regulatory approval, is expected to be completed in late 1998 or early 1999.

"We look forward to continuing and enhancing the fine tradition of service that both of these banks have afforded their customers," stated L. F. Mallory, Jr., Chairman and CEO of NBC Capital Corporation. "Our organizations have much in common. We share similar philosophies and cultures," stated Mallory. "We consider it a privilege to participate in the West Point community with this fine bank and to further our presence in Tuscaloosa," concluded Mallory.

"We are pleased to unite with NBC," agreed Robert Calvert, Chairman of the First National Corporation of West Point. "Their company shares our values and our strong commitment of service to our customers and communities. We believe our coming together represents a tremendous opportunity for each of our companies," concluded Calvert.